[GRAPHIC OMITTED] Ahold

                                                              First Quarter 2006
                                                                    May 24, 2006

                                                               TRADING STATEMENT

Amsterdam, the Netherlands, May 24, 2006 - Ahold today announced consolidated net sales of euro 14.1 billion for the first quarter of 2006. Compared to the first quarter of 2005, net sales increased by 8.6%. Excluding the impact of currency, net sales increased by 2.1%.

Market conditions remained competitive and, particularly in the United States, energy costs continued to impact consumer behaviour.

In the United States retail arenas, gross margin will benefit from the discontinuation of sales from Stop & Shop to BI-LO/Bruno's, the divestment of low margin Tops convenience stores in 2005, and continued focus on inventory shrinkage.

SALES PERFORMANCE

STOP & SHOP/GIANT-LANDOVER ARENA
     o Net sales in the arena decreased by 0.8% to $5 billion. Excluding the net sales to BI-LO/Bruno's ($83 million), net sales increased by 0.9%.
     o Identical sales at Stop & Shop decreased by 1.3% (2.2% excluding sales of gasoline). Identical sales at Giant-Landover decreased by 2.5%.
     o Comparable sales at Stop & Shop decreased by 0.8% and at Giant-Landover by 2%.

GIANT-CARLISLE/TOPS ARENA
     o Net sales in the arena decreased by 5.6% to $1.8 billion, primarily due to the divestment of Tops stores in 2005.
     o Identical sales at Giant-Carlisle increased by 2.9% (1.5% excluding sales of gasoline). Identical sales at Tops decreased by 6.5% (7.3% excluding sales of gasoline).
     o Comparable sales at Giant-Carlisle increased by 5.1% but at Tops decreased by 5.5%.

ALBERT HEIJN ARENA
     o    Net sales in the arena increased by 4.8% to euro 2.1 billion.
     o    Net sales at Albert Heijn increased by 4.6% to euro 1.9 billion.
     o    Identical sales at Albert Heijn increased by 3%.

CENTRAL EUROPE ARENA
     o Net sales increased by 37.4% to euro 558 million, reflecting a change in the accounting period from 3 months to 16 weeks (euro 99 million) as well as acquisitions and exchange rate changes. This was partially offset by the divestment of Polish hypermarkets.
     o    Identical sales for the arena decreased by 5.6%.

SCHUITEMA
     o    Net sales increased by 1% to euro 951 million.

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GIANT FOOD GIANT FOOD STORES HYPERNOVA ICA PEAPOD PINGO DOCE
STOP & SHOP TOPS US FOODSERVICE / WE MAKE IT EASY TO CHOOSE THE BEST

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[GRAPHIC OMITTED] Ahold

                                                              First Quarter 2006
                                                                    May 24, 2006

                                                               TRADING STATEMENT

U.S. FOODSERVICE
     o Net sales at U.S. Foodservice increased by 3.8% to $5.8 billion. Net sales were negatively impacted by approximately 1% as a result of the decision to exit the Sofco business in the third quarter of 2005. Inflation had a negligible impact on quarterly comparisons.
     o Net sales at U.S. Foodservice Broadline company increased by 3.9% to $5.1 billion.
     o    Net sales at North Star Foodservice increased by 3.6% to $747 million.

UNCONSOLIDATED JOINT VENTURES AND ASSOCIATES
     o    Net  sales  of  the  unconsolidated   joint  ventures  and  associates
          increased by 1%. Excluding the impact of currency, net sales increased by 2.3%.

NET SALES PER SEGMENT

     (in millions)                           Q1 2006      Q1 2005     % Change
     -------------------------------------------------------------------------
     ALL SEGMENTS (in euros)

     Stop & Shop / Giant-Landover Arena        4,135        3,848          7.5%
     Giant-Carlisle / Tops Arena               1,524        1,491          2.2%
     Albert Heijn Arena                        2,099        2,003          4.8%
     Central Europe Arena(1)                     558          406         37.4%
     Schuitema                                   951          942          1.0%

     Total retail                              9,267        8,690          6.6%
     -------------------------------------------------------------------------
     U.S. Foodservice - Broadline              4,193        3,727         12.5%
     North Star Foodservice                      619          551         12.3%

     U.S. Foodservice                          4,812        4,278         12.5%
     -------------------------------------------------------------------------
     Ahold Group                              14,079       12,968          8.6%
     -------------------------------------------------------------------------
     Unconsolidated JVs and associates         2,231        2,209          1.0%

     Average U.S. dollar exchange rate
     (EUR per USD)                            0.8287       0.7651          8.3%
     -------------------------------------------------------------------------
     U.S. SEGMENTS (in US dollars)

     Stop & Shop / Giant-Landover Arena        4,990        5,030         (0.8)%
     Giant-Carlisle / Tops Arena               1,839        1,949         (5.6)%
     -------------------------------------------------------------------------
     U.S. Foodservice - Broadline              5,060        4,871          3.9%
     North Star Foodservice                      747          721          3.6%

     U.S. Foodservice                          5,807        5,592          3.8%
     -------------------------------------------------------------------------

     1. Q1 2005 figures for Central Europe Arena are based on three calendar months; Q1 2006 figures for Central Europe Arena are based on 16 weeks.

     Ahold Press Office: +31 (0)20 509 5343

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[GRAPHIC OMITTED] Ahold

                                                              First Quarter 2006
                                                                    May 24, 2006

                                                               TRADING STATEMENT

NOTES

The net sales figures presented in this trading statement are preliminary and unaudited.

DEFINITIONS
     o Identical sales: net sales from exactly the same stores in local currency for the comparable period.
     o Comparable sales: identical sales plus net sales from replacement stores in local currency.
     o Currency impact: the impact of using different exchange rates to translate the financial information of certain of Ahold's subsidiaries to euros. For comparison purposes, the financial information of the previous year is adjusted using the average exchange rates for the first quarter of 2006 in order to understand this currency impact.

NON-GAAP FINANCIAL MEASURES

In certain instances, results exclude the impact of fluctuations in currency exchange rates used in the translation of Ahold's foreign subsidiaries' financial results into euro or are presented in local currencies. Ahold's management believes these measures provide a better insight into the operating performance of foreign subsidiaries.
This trading statement includes the following non-GAAP financial measures:
     o    Net sales, excluding the impact of currency.
     o Identical sales, excluding net sales of gasoline. Because gasoline prices have recently experienced a higher rate of inflation than food prices, Ahold's management believes that by excluding net sales of gasoline, this measure provides a better insight into the recent positive effect of net sales of gasoline on Ahold's identical sales.

DISCLAIMER

Certain statements in this press release are "forward-looking statements" within the meaning of the U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements as to expectations regarding market conditions and the impact thereof; statements as to the impact of energy costs, including the impact on consumer behaviour as a result thereof; and statements as to factors supporting our gross margin in the United States retail arenas, including the continued focus on inventory shrinkage and the expected impact thereof . These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond our ability to control or estimate precisely, such as the effect of general economic or political conditions, fluctuations in exchange rates or interest rates, increases or changes in competition in the markets in which our subsidiaries and joint ventures operate, the actions of our competitors, joint venture partners, vendors, unions, contractors and other third parties, the actions of our customers, including their acceptance of our plans and strategies, our ability to implement and complete successfully our plans and strategies and to meet our targets, including our ability to reduce costs or realize cost savings, the benefits from and resources generated by our plans and strategies being less than or different from those anticipated, the costs or other results of pending or future investigations or legal proceedings, actions of courts, law enforcement agencies, government agencies and third parties, as well as our ability to defend ourselves in connection with such investigations or proceedings, the risk that the settlement of the securities class action will not be approved by the court and that any court approval will be reversed in whole or in part on appeal, changes in our liquidity needs, the actions of our shareholders, including their acceptance of the settlement, unanticipated disruptions to our operations, including disruptions due to labor strikes, work stoppages, or other similar interruptions, increases in the cost of healthcare, pensions or insurance, increases in energy costs and transportation costs, any slowdown in independent restaurant growth, rapid fluctuations in costs for resale products where such fluctuations cannot be passed along to our customers on a timely basis, our ability to recruit and retain key personnel and other factors discussed in our public filings. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release, except as may be required by applicable securities law. Outside the Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

                                       3                           www.ahold.com